UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Kirstin P. Salzman

Husch Blackwell LLP

4801 Main Street

Suite 1000

Kansas City, Missouri 64112

(816) 983-8316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Name of Reporting Person: AMC Entertainment Holdings, Inc. I.R.S. Identification No. of Above Person (Entities Only): 26-0303916

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0 *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 *

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%**

14	Type of Reporting Person (See Instructions): CO

* See Items 4-7.

** Based on 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018.

CUSIP No. 635309107

1	Name of Reporting Person: American Multi-Cinema, Inc. I.R.S. Identification No. of Above Person (Entities Only): 43-0908577

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0 *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 *

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%**

14	Type of Reporting Person (See Instructions): CO

* See Items 4-7.

** Based on 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018.

CUSIP No. 635309107

1	Name of Reporting Person: AMC Starplex, LLC I.R.S. Identification No. of Above Person (Entities Only): 81-0775102

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 0 *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0 *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 *

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0%**

14	Type of Reporting Person (See Instructions): OO

* See Items 4-7.

** Based on 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018.

EXPLANATORY NOTE

This Amendment No. 13 (“Amendment No. 13”) amends the Statement on Schedule 13D first filed on July 8, 2010, and as amended (the “Schedule 13D”), and is filed jointly by AMC Entertainment Holdings, Inc. (“Holdings”), American Multi-Cinema, Inc. (“AMC”), and AMC Starplex, LLC (“AMCS” and together with Holdings and AMC, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc. (the “Issuer”) whose principal executive offices are at 9110 East Nichols Avenue, Suite 200 Centennial, Colorado 80112-3405.  This Amendment No. 13 reflects change to Items 4, 5, 6 and 7. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 18, 2018, the Reporting Persons entered into two Unit Purchase Agreements (the “Agreements”) with each of Regal Cinemas, Inc. (“Regal”) and Cinemark USA, Inc. (“Cinemark”) pursuant to which Regal and Cinemark each separately agreed to purchase 10,738,740 common units (“Units”) of National CineMedia, LLC (“NCM LLC”) at a sales price of $7.30 per Unit and aggregate consideration of approximately $156,785,604 (the “Sales”).  The Sales are expected to close no later than July 9, 2018, subject to customary closing conditions.  Following the closing of the Sales, the Reporting Persons will no longer own any shares of common stock of the Issuer or any Units of NCM LLC.  NCM LLC has consented to the Sales and waived its rights under the MOU that provided AMC would not reduce its combined ownership of NCM LLC and the Issuer below 4.5%.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are supplemented as follows:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 12 are incorporated herein by reference.

Each Unit of NCM LLC is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.

As of the date of this Amendment No. 13, the Reporting Persons may be deemed to be the beneficial owners of 0 shares of the Issuer’s Common Stock and NCM LLC Units, constituting approximately 0% of the Issuer’s outstanding Common Stock.  All percentages set forth in this Amendment No. 13 are based on 78,994,527 shares outstanding as of May 3, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2018, and taking into account the Sales.

(c)  Since June 4, 2018, the date that Amendment No. 12 to the Schedule 13D was filed, through and including the date of filing this Amendment No. 13, no transactions were effected in the Common Stock by the Reporting Persons, none of the Wanda Affiliates or the persons listed on Schedule A to Amendment No. 11 except as set forth in Item 4 of this Amendment No. 13, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 and 5 of this Amendment No. 13 are incorporated herein by reference.  The Agreements are attached as Exhibits 2 and 3 to this Amendment No. 13 and are incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 1:             Joint Filing Agreement, dated June 20, 2018.

Exhibit 2:             Unit Purchase Agreement with Regal Cinemas, Inc., dated June 18, 2018.

Exhibit 3:             Unit Purchase Agreement with Cinemark USA, Inc., dated June 18, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2018

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary

AMC STARPLEX, LLC

By:	/s/ Kevin M. Connor
Name:	Kevin M. Connor
Title:	Senior Vice President, General Counsel and Secretary